     August 12, 2008

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Jeffrey P. Riedler, Esq.

                   Division of Corporation Finance

Re:     iBioPharma, Inc. – Amendment No. 2 to the Registration Statement on Form 10-

         12G (File No. 0-53125)

Mr. Riedler:

On behalf of our client, iBioPharma, Inc., a Delaware corporation (formerly known as InB:Biotechnologies, Inc.) (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of the Company’s Amendment No. 2 to the Registration Statement on Form 10-12G.

     Should any member of the staff desire any further information or clarification, please do not hesitate to contact me at (212) 801-2267.

                                   Very truly yours,

                                   /s/ Kelly S. Diemand

                                   Kelly S. Diemand

cc:     Mr. Sebastian Gomez Abero